Mail Stop 4561
Via fax (508) 323-1111

June 19, 2007

Jay Zager
Executive VP & CFO
3COM Corporation
350 Campus Drive
Marlborough, MA 01752

      Re: 3COM Corporation
             Form 10-K for the Fiscal Year Ended June 2, 2006
             Filed August 11, 2006
             Form 10-Q for the Quarterly Period Ended December 1, 2006
             Filed January 9, 2007
             File No. 0-12867

Dear Mr. Zager:

      We have completed our review of your 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Kathleen Collins
             Accounting Branch Chief